                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the fiscal year ended June 30, 2000

                                          OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to
                                    -----------------      -----------------

Commission file number:
000-16723


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                   Respironics, Inc.
                                Retirement Savings Plan


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   Respironics, Inc.
                                  1501 Ardmore Blvd.
                          Pittsburgh, Pennsylvania 15221-4401

                             REQUIRED INFORMATION


The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan (the "Plan"). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended June 30, 2000 and 1999.


                                                             Pages
Report of Independent Auditors                                   1

Audited Financial Statements                                   2-8

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

                                                   RESPIRONICS, INC.
                                                   RETIREMENT SAVINGS PLAN


                                                   By /s/ James C. Woll
                                                      --------------------------
                                                      James C. Woll
                                                      Plan Administrator


Dated:  November 17, 2000

                               Respironics, Inc.
                            Retirement Savings Plan

                              ------------------

                          Annual Report on Form 11-K
                    For the Fiscal Year Ended June 30, 2000


                                 EXHIBIT INDEX


Exhibit No.         Description of Exhibit

    1               Consent of Independent Auditors, filed herewith.

                                                                   Exhibit No. 1


                        Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-16721) pertaining to the Respironics, Inc. Retirement Savings Plan of our report dated September 27, 2000, with respect to the financial statements and schedule of the Respironics, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended June 30, 2000.


                                                           /s/ Ernst & Young LLP


November 17, 2000
Pittsburgh, Pennsylvania

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 2000 and 1999

With Report of Independent Auditors

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 2000 and 1999

With Report of Independent Auditors



                                                                                       Contents

Report of Independent Auditors.......................................................         1

Audited Financial Statements

Statements of Net Assets Available for Benefits......................................         2
Statements of Changes in Net Assets Available for Benefits...........................         3
Notes to Financial Statements........................................................         4
Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes at End of Year..         8


                         Report of Independent Auditors

Plan Administrator
Respironics, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Respironics, Inc. Retirement Savings Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of June 30, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/  Ernst & Young LLP

September 27, 2000
Pittsburgh, Pennsylvania

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN



                                                  As of June 30
                                              2000             1999
                                        ------------------------------
Investments, at fair value                $ 34,455,672   $  29,945,258

Receivables:
  Participants' contributions                   70,126         205,143
  Employer's contribution                    1,417,503       1,394,423
                                          ----------------------------
                                             1,487,629       1,599,566

Liabilities:
  Participants' refunds                        (19,583)        (87,625)
                                          ----------------------------

Net Assets Available for Benefits         $ 35,923,718   $  31,457,199
                                          ============================

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

Years Ended June 30, 2000 and 1999


FAIR VALUE AT JUNE 30, 1998                          $    17,253,686

Contributions:
  Participants'                                            3,664,493
  Employer's:
    Cash                                                   1,365,480
    Stock                                                     53,194

Investment income                                          1,024,517

Net realized and unrealized appreciation
      in fair value of investments                         3,722,575

Participant withdrawals                                   (2,439,267)

Transfers into plan                                        6,812,521
                                                       -------------

          Net Increase
              for the year ended June 30, 1999            14,203,513
                                                       -------------

FAIR VALUE AT JUNE 30, 1999                          $    31,457,199

Contributions:
  Participants'                                            3,412,811
  Employer's:
    Cash                                                   1,348,439
    Stock                                                     69,064

Investment income                                          1,504,327

Net realized and unrealized appreciation
      in fair value of investments                         1,987,508

Participant withdrawals                                   (3,855,630)
                                                       -------------

          Net Increase
              for the year ended June 30, 2000             4,466,519
                                                       -------------

FAIR VALUE AT JUNE 30, 2000                          $    35,923,718
                                                       =============

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Respironics, Inc. Retirement Savings Plan

June 30, 2000


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accounting records of the Respironics, Inc. Retirement Savings Plan (the "Plan") are maintained on the accrual basis.

Valuation of Investments
------------------------

The fair value of the Plan's investments in registered investment companies is based on quoted redemption values on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--PLAN DESCRIPTION

The Plan is a defined contribution plan qualifying under Section 401(a) of the
Internal Revenue Code.   The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Contributions
-------------

Employees of Respironics, Inc. (the "Company"), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a "participant") may contribute from 1% to 15% of his or her compensation through payroll deductions. The plan sponsor matches participant contributions 100% up to a maximum of 3% of the participant's base wages. The matching contribution is funded in cash among the available investment options and/or Company common stock based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 2000 or 1999.

Investments
-----------

Participants may elect to invest their salary deferral contributions in any one of 15 funds or may split their contributions between these funds. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant's account balance.

Termination and Vesting
-----------------------

With respect to Company discretionary and matching contributions, a participant vests gradually and becomes fully vested at the end of four years of credited service. Participants who terminate as a result of normal retirement, death or disability become 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the vested portion of the Company's discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing. The remaining nonvested portion of the Company's discretionary and matching contributions are forfeited to the Company, and are available to the Company, to be utilized to offset future years' Company matching contributions.

-----------------------

Participants may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant would become fully vested and participants' account balances would be distributed accordingly.

Loans
-----

The plan administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $500, and the maximum amount varies with the participant's vested account balance, but cannot exceed $50,000. The plan administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence.

Transfers into Plan
-------------------

In September 1998, approximately $6.8 million of participant accounts were transferred into the Respironics, Inc. Retirement Savings Plan from another qualified plan. The transfer results from a February 1998 merger of one of the Company's wholly owned subsidiaries with Healthdyne Technologies, Inc. The Plan was restated in August of 1998 in order to incorporate all prior amendments and to provide for the participation of Healthdyne Technologies, Inc. employees.

NOTE C--PLAN INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                              June 30,
                                                         2000         1999
                                                      ----------   ----------
PNC Investment Contract Fund                          $3,834,564   $3,926,987
Invesco Balanced Profile Fund                          4,660,655    4,779,657
Blackrock Large Capital Value Equity
 Fund                                                  4,637,358    6,586,538
Janus Overseas Fund                                    3,168,165    1,272,137
Janus Worldwide Fund                                   3,168,940    1,375,044
Blackrock Select Equity Fund                           4,384,816    4,368,144
Invesco Dynamics Fund                                  3,355,580    1,633,838
Respironics, Inc. Common Stock                         2,854,715    2,507,085

All investments are participant directed.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                      Year Ended June 30,
                                                     2000             1999
                                                   ----------       --------

Mutual funds                                       $1,561,699      $3,013,216
Common stock                                          437,156         704,453
U.S. Government and Money Market Securities           (11,347)          4,906
                                                   ----------      ----------
                                                   $1,987,508      $3,722,575
                                                   ==========      ==========

NOTE D--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated August 31, 1992, stating that the Plan qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

All administrative expenses of the Plan are paid by the Company.

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

 RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

June 30, 2000

                     Description                                     Units of Shares            Cost            Market Value
---------------------------------------------------------------    -------------------   -----------------    ----------------
PNC Funds*:
  PNC Investment Contract Fund                                          1,763,261.211          $3,515,803          $3,834,564
  Blackrock Intermediate Government Bond Fund                              59,929.174             611,429             586,107
  Blackrock Managed Income Fund                                            16,769.457             171,509             163,670
  PNC Moderate Profile Fund                                                18,365.731             278,801             339,746
  PNC Balance Profile Fund                                                 17,901.830             313,388             391,642
  PNC Growth Profile Fund                                                  34,359.389             656,803             820,348
  Blackrock Large Capital Value Equity Fund                               331,476.593           4,960,663           4,637,358
  Blackrock Select Equity Fund                                            204,420.342           3,766,637           4,384,816
  Blackrock Small Capital Growth Equity Fund                               36,395.903           1,016,127           1,269,853

Invesco Balanced Profile Fund                                             262,720.120           3,984,494           4,660,655
Invesco Dynamics Fund                                                     116,150.214           2,187,000           3,355,580
Janus Overseas Fund                                                        83,880.465           2,156,348           3,168,165
Janus Worldwide Fund                                                       40,502.809           2,336,795           3,168,940

Respironics, Inc. Common Stock*                                           158,595.289           1,006,584           2,854,715
Respironics Liquidity (Money Market Fund) *                                35,081.050              35,081              35,081
Participant Loans*  (interest rates: 8.75% - 9.5%)                        784,432.770             784,322             784,432
                                                                                         ----------------     ---------------

                                                                                              $27,781,784         $34,455,672
                                                                                         ================     ===============

* Indicates a party-in-interest.